February 15, 2012

Ms. Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Via EDGAR

Re:          Novo Energies Corp.
Preliminary Information Statement on Schedule 14C
Filed January 27, 2012
File Mo. 000-53723

Dear Ms. Ransom:

This letter is in response to your letter of February 14, 2012 in which you provided two comments on the Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”) of Novo Energies Corp. (the “Company”).  We set forth below in bold and italics the comments in your letter followed by our responses to each comment.

General

1.
We note that you have provided your disclosure on an information statement on Schedule 14C as opposed to a proxy statement on Schedule 14A. Please tell us how you obtained stockholder approval, with a view to explaining how you solicited the requisite consents necessary to take corporate action. In this regard, it appears that you have engaged in a solicitation in order to obtain the written consents of the 18 shareholders who have consented to amend your articles of incorporation. See Rule 14a-1(l). Solicitations must be accompanied by a proxy statement on Schedule 14A unless they qualify for an exemption. See Rule 14a-2. Accordingly, in your response, please explain each shareholder’s relationship with the company and the circumstances under which they executed written consents to the action proposed in your information statement. Additionally, please tell us the exemption on which you are relying in order to file an information statement on Schedule 14C instead of a proxy statement on Schedule 14A. In the alternative, you may consider re-filing your information statement as a proxy statement on Schedule 14A.

The Company will not pursue the Preliminary Information Statement.  Instead, the Company will re-file the Preliminary Information Statement as a preliminary proxy statement on Schedule 14A and, if there are no further comments from the staff of the U.S. Securities and Exchange Commission (or upon the satisfactory resolution of any such comments), it will file a definitive proxy statement on Schedule 14A and mail such definitive proxy statement and all required materials to its shareholders.

2.
We note that your filing was tagged on EDGAR as a “PREM14C,” that you entered into a License Agreement on December 12, 2011 with Immunovative Therapies, and that you are proposing to change your name to Immunovative Inc. We further note that the license agreement states that you and Immunovative Therapies "will consummate a merger transaction" upon the realization of certain conditions but that you are not seeking shareholder approval of the merger with Immunovative Therapies at this time. Accordingly, it does not appear appropriate to tag your filing as a “PREM14C.” Please tell us why you determined to tag your filing as such in light of these facts and whether you intend to separately seek shareholder approval of the merger itself. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company intended to tag the Preliminary Information Statement as a “PRE14C”, but the filing was inadvertently tagged as a “PREM14C”.  Although the License Agreement sets out that the Company and Immunovative Therapies agree to merge if there is (i) a successful completion of clinical trials and (ii) payment in full by the Company of the license costs (the final payment of the license costs may occur over two years from now), the structure of any merger between the Company and Immunovative Therapies Ltd. has not been settled.  As a result, we do not know whether the Company will ultimately seek shareholder approval in connection with any such merger, and it currently does not intend to seek separate shareholder approval for any such merger.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact William Rosenstadt, the Company’s securities counsel, at (212) 588-0022.

Sincerely,

Novo Energies Corp.

/s/ Antonio Treminio Antonio Treminio, Chief Executive Officer

cc:           Daniel Leslie, Staff Attorney
William Rosenstadt, Sanders Ortoli Vaughn-Flam Rosenstadt